SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 6-k

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                      EMPRESA NACIONAL DE ELECTRICIDAD S.A.

                   NATIONAL ELECTRICITY COMPANY OF CHILE INC.
                 (Translation of Registrant's Name into English)

                 Santa Rosa 76, Santiago, Chile ((562) 6309000)
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Yes  |X|    No  |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes  |_|    No  |X|


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[LOGO]
ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero or Irene Aguilo
Investor Relations
Endesa Chile
(56-2) 634-2329
jmontero@endesa.cl
imal@endesa.cl


       CENTRAL COSTANERA S.A., A 51.93% OWNED SUBSIDIARY OF ENDESA CHILE
       ANNOUNCES THE PESIFICATION OF THE DEBT ARISING FROM THE AGREEMENT
               OF THE PRIVATIZATION PROCESS OF CENTRAL COSTANERA
                           WITH THE ARGENTINEAN STATE

(Santiago, Chile, November 15, 2002) - Endesa Chile (NYSE: EOC), announced today that its subsidiary, Central Costanera S.A., communicated yesterday to the National Securities Commission of the Republic of Argentina, as a relevant fact, that its Board of Directors decided, on the advice of two external law firms contracted, to convert to Argentinean pesos the liabilities arising from the Agreement Pertinent to Work Order No. 4322, at an exchange rate of one Argentinean peso per one US dollar plus the application of the Reference Stabilization Adjustment Factor (CER - Coeficiente de Estabilizacion de Referencia). Said Agreement was developed within the framework of the privatization process of Central Costanera with the Argentinean State by virtue of Law of Public Emergency and Exchange System Reform No. 25561, Decree 214/02 and its regulatory resolutions.

In the relevant fact statement, Central Costanera S.A. declares that its net income will increase by A$ 61.4 million, while total indebtedness will decrease by A$ 144.9 million.

The principal effect for Endesa Chile is a decrease in the consolidated debt of approximately US$ 38 million.


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[LOGO] ENDESA-CHILE

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO


                                            ------------------------------------
                                                  Hector Lopez Vilaseco
                                                     General Manager


Dated:  November 15, 2002